                                                                  Exhibit 8 (ss)

December 2, 2004

Janus Investment Fund
151 Detroit Street
Denver, Colorado 80206

Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement dated December 2, 2004, provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Janus Explorer Fund (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from December 2, 2004 until March 1, 2006, under the following conditions:

         In the event the operating expenses of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 1.25% of the Fund's average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess; provided, however, there shall be excluded from such expenses the amount of any items not normally considered operating expenses such as interest, taxes, brokerage commissions, distribution fees and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses of the Fund exceed a pro rata portion of this annual expense limitation, the estimated amount of reimbursement under such limitation shall be offset against the monthly payment of the fee due to JCM.

This waiver will continue in effect until March 1, 2006, unless extended.

This waiver is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC                JANUS INVESTMENT FUND


By: /s/Loren M. Starr                       By: /s/Girard C. Miller
    -------------------------------             --------------------------------
    Loren M. Starr, Chief Financial              Girard C. Miller, President and
    Officer and Senior Vice President            Chief Executive Officer